UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Red Robin Gourmet Burgers, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

75689M 10 1 (CUSIP Number)

August 18, 2004

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. ID Nos. of Above Persons (Entities Only) RR Investors, LLC 54-1976051
2.	Check the Appropriate Box if a Member of a Group (See Instructions) ☒ a ☐ b
3.	SEC Use Only
4.	Citizenship or Place of Organization Virginia

Number of Shares Beneficially Owned By Each Reporting Person With	5. Sole Voting Power -0- 6. Shared Voting Power -0- 7. Sole Dispositive Power -0- 8. Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person CO

1.	Names of Reporting Persons. I.R.S. ID Nos. of Above Persons (Entities Only) Quad-C Partners V, L.P. 54-1893642
2.	Check the Appropriate Box if a Member of a Group (See Instructions) ☒ a ☐ b
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5. Sole Voting Power -0- 6. Shared Voting Power -0- 7. Sole Dispositive Power -0- 8. Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person PN

1.	Names of Reporting Persons. I.R.S. ID Nos. of Above Persons (Entities Only) Quad-C Advisors V, L.L.C. 54-1893641
2.	Check the Appropriate Box if a Member of a Group (See Instructions) ☒ a ☐ b
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5. Sole Voting Power -0- 6. Shared Voting Power -0- 7. Sole Dispositive Power -0- 8. Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person CO

1.	Names of Reporting Persons. I.R.S. ID Nos. of Above Persons (Entities Only) Terrence D. Daniels
2.	Check the Appropriate Box if a Member of a Group (See Instructions) ☒ a ☐ b
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	5. Sole Voting Power 2,000 6. Shared Voting Power -0- 7. Sole Dispositive Power 2,000 8. Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) Less than 0.1%
12.	Type of Reporting Person IN

1.	Names of Reporting Persons. I.R.S. ID Nos. of Above Persons (Entities Only) Stephen M. Burns
2.	Check the Appropriate Box if a Member of a Group (See Instructions) ☒ a ☐ b
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	5. Sole Voting Power -0- 6. Shared Voting Power -0- 7. Sole Dispositive Power -0- 8. Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person IN

Item 1.	(a)	Name of Issuer

Red Robin Gourmet Burgers, Inc.

	(b)	Address of Issuer’s Principal Executive Offices

6312 S. Fiddler’s Green Circle
Greenwood Village, Colorado 80111

Item 2.	(a)	Name of Person Filing

This Schedule 13G is filed by those persons named in Item 1 of pages 2-6 above, to which reference is hereby made.

	(b)	Address of Principal Business Office or, if none, Residence

230 East High Street
Charlottesville, Virginia 22902

	(c)	Citizenship

See Item 4 of pages 2-6 above, to which reference is hereby made.

	(d)	Title of Class of Securities

Common Stock, $.001 par value per share

	(e)	CUSIP Number

75689M 10 1

Item 3. If this Statement is filed pursuant to Section 240.13d-1(b) or Section 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act.

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act.

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act.

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940.

	(e)	☐ An investment advisor in accordance with section 240.13(d)-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with section 240.13d-1(b)(ii)(G);

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

	(j)	☐ Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:

Due to sales of their remaining shares of common stock of the Issuer on August 18, 2004, RR Investors, LLC, Quad-C Partners V, L.P., Quad-C Advisors V, L.L.C. and Stephen M. Burns no longer beneficially own any shares of the Issuer. After such sales, Terrence D. Daniels only has beneficial ownership of 2,000 shares of common stock of the Issuer which he has the right to acquire through currently exercisable stock options.

	(b)	Percent of class:

See Item 11 of pages 2-6 of this Schedule 13G.

	(c)	Number of shares as to which the person has:

		(i)	sole power to vote or to direct the vote

See Item 5 of pages 2-6 of this Schedule 13G.

		(ii)	shared power to vote or to direct the vote

See Item 6 of pages 2-6 of this Schedule 13G.

		(iii)	sole power to dispose or to direct the disposition of

See Item 7 of pages 2-6 of this Schedule 13G.

		(iv)	shared power to dispose or to direct the disposition of

See Item 8 of pages 2-6 of this Schedule 13G.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Member of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RR INVESTORS, LLC

Date: October 5, 2004	By:	/s/ Stephen M. Burns
	Name:	Stephen M. Burns
	Title:	President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

QUAD-C PARTNERS V, L.P.

	By:	QUAD-C ADVISORS V, L.L.C., its general partner

Date: October 5, 2004	By:	/s/ Stephen M. Burns
	Name:	Stephen M. Burns
	Title:	Vice President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

QUAD-C ADVISORS V, L.L.C.

Date: October 5, 2004	By:	/s/ Stephen M. Burns
	Name:	Stephen M. Burns
	Title:	Vice President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 5, 2004	By:	/s/ Terrence D. Daniels
Terrence D. Daniels

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 5, 2004	By:	/s/ Stephen M. Burns
Stephen M. Burns